AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

06014095

22 May 2006

SEC MAIL PROCESSING
RECEIVED
JUN 05 2006
WASH. D.C. 213 SECTION

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the General Announcement dated 19 May 2006, Re: Proposed disposal of up to 21,616,069 ordinary shares of RM1.00 each in Amalgamated Containers Berhad ("ACB") representing approximately 28.94% equity interest in ACB to Lion Corparation Berhad ("LCB") via a conditional take-over offer by LCB for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
JUN 06 2006
THOMSON
FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL/EDMS/KLSE on 19/05/2006 06:01:07 PM
Reference No AA-060519-7083C

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed disposal of up to 21,616,069 ordinary shares of RM1.00 each in Amalgamated Containers Berhad ("ACB") ("ACB Shares") representing approximately 28.94% equity interest in ACB to Lion Corporation Berhad ("LCB") via a conditional take-over offer by LCB ("Offer") ("Proposed Disposal")

* **Contents :-**

We refer to the announcements dated 20 March 2006, 3 April 2006, 13 April 2006, 21 April 2006 and 26 April 2006 made by Amsteel Corporation Berhad ("Amsteel" or the "Company") in relation to the Proposed Disposal.

The Board of Directors of Amsteel wishes to announce that the Proposed Disposal has been completed on 19 May 2006 pursuant to the allotment of a total of 14,410,710 ordinary shares of RM1.00 each in LCB as consideration for the acceptance of the Offer by Amsteel and Umatrac Enterprises Sdn Bhd in respect of a total of 21,616,069 ACB Shares.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....
Secretary

19 MAY 2006